Exhibit 99.1

HOLLINGER INC.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES

     Toronto, Canada, October 14, 2003 — Hollinger Inc. (TSX: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of October 15, 2003 shall be $4.75 per share.

     Hollinger’s principal asset is its approximately 72.8% voting and 30.3% equity interest in Hollinger International Inc. (NYSE:HLR). Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J. A. Boultbee	Peter Y. Atkinson
Executive Vice-President	Executive Vice-President
Hollinger Inc.	Hollinger Inc.
(416) 363-8721	(416) 363-8721

4